News for Immediate Release

Electrovaya Receives US$3.4 Million Battery Order for Materials Handling

Electric Vehicles from a New Fortune 100 Customer

Customer is expected to be the 10th Fortune 100 company and fifth Fortune 100 retailer to operate

Electrovaya batteries

Toronto, Ontario - February 9, 2023 - Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced the receipt of a battery purchase order through its OEM sales channel valued at approximately US$3.4 million. The batteries will be used by a leading Fortune 100 retailer to power Materials Handling Electric Vehicles ("MHEVs") in the United States. Deliveries will be made during the 2023 fiscal year.

"We are delighted to announce a significant order with a new Fortune 100 customer and leading national retailer in the United States," said Dr. Jeremy Dang, Vice President of Business Development at Electrovaya. "This represents the first distribution center order for this customer. Following successful deployment, we believe it may seed demand for additional orders. Electrovaya's MHEV batteries, based on our proprietary Infinity battery technology, offer superior safety and cycle life and thus provide sophisticated commercial customers with the lowest overall cost of ownership."

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618
jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective", "seed" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering batteries will be made in FY2023 on the present purchase order are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labour shortages, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2022 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.